SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April, 2008

CHINA PETROLEUM & CHEMICAL CORPORATION
A6, Huixindong Street,
Chaoyang District Beijing, 100029
People's Republic of China
Tel: (8610) 6499-0060

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  T                                 Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____                                No T

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

the notice of annual general meeting for the year 2007 of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on April 10, 2008.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2007
NOTICE IS HEREBY GIVEN that the annual general meeting (“Annual General Meeting”) of China Petroleum & Chemical Corporation (“Sinopec Corp.”) for the year 2007 will be held by way of physical meeting at Crowne Plaza Beijing Wuzhou, No.8, Beichendong Road, Chaoyang District, Beijing, China on Monday, 26 May 2008 at 9 a.m. for the following purposes:

By way of ordinary resolutions:

1.	To consider and approve the report of the Board of Directors of Sinopec Corp. for the year ended 31 December 2007.

2.	To consider and approve the report of the Supervisory Board of Sinopec Corp. for the year ended 31 December 2007.

3.	To consider and approve the audited financial report and consolidated financial report of Sinopec Corp. for the year ended 31 December 2007.

4.	To consider and approve the profit distribution plan and distribution of final dividend of Sinopec Corp. for the year ended 31 December 2007.

5.
To consider and approve the re-appointment of KPMG Huazhen and KPMG as the domestic and overseas auditors of Sinopec Corp. for the year 2008, respectively, and to authorise the Board of Directors to determine their remunerations.

6.	To consider and authorise the Board of Directors to determine the interim profit distribution plan of Sinopec Corp. for 2008.

By way of special resolutions:

7.        To grant to the Board of Directors of Sinopec Corp. a general mandate to issue new shares:

In order to grant discretion to the Board of Directors on the flexibility of issuance of new shares, the Board of Director proposes to obtain a general mandate from shareholders. Under the general mandate, the Board of Directors (or the directors authorised by the Board) will be authorised to allot, issue and deal with shares not exceeding 20% of the existing domestic listed shares and overseas listed foreign shares of Sinopec Corp.. However, notwithstanding the obtaining of the general mandate, any issue of domestic shares needs shareholders’ approval at shareholders’ meeting in accordance with the relevant PRC laws and regulations.

It is resolved as follow:

“(1)
Subject to paragraphs (3) and (4) and pursuant to the Company Law (the “Company Law”) of the People´s Republic of China (the “PRC”) and the listing rules of the relevant stock exchanges (as amended from time to time), the exercise by the Board of Directors of Sinopec Corp. of all the powers of Sinopec Corp. granted by the general and unconditional mandate to allot, issue and deal with shares during the Relevant Period and to determine the terms and conditions for the allotment and issue of new shares including the following terms:

(a)	class and number of new shares to be issued;

(b)	price determination method of new shares and/or issue price (including price range);

(c)	the starting and closing dates for the issue;

(d)	class and number of the new shares to be issued to existing shareholders; and

(e)	the making or granting of offers, agreements and options which might require the exercise of such powers.

(2)
The approval in paragraph (1) shall authorise the Board of Directors of Sinopec Corp. during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period.

(3)
The aggregate nominal amount of new domestic listed shares and new overseas listed foreign shares allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Board of Directors of Sinopec Corp. pursuant to the approval in paragraph (1), otherwise than pursuant to issue of shares by conversion of the surplus reserve into share capital in accordance with the Company Law of the PRC and the Articles of Association of Sinopec Corp., shall not exceed 20% of each class of the existing domestic listed shares and overseas listed foreign shares of Sinopec Corp.

(4)
In exercising the powers granted in paragraph (1), the Board of Directors of Sinopec Corp. must (i) comply with the Company Law of the PRC and the relevant regulatory stipulations (as amended from time to time) of the places where Sinopec Corp. is listed; and (ii) obtain approval from China Securities Regulatory Commission and other relevant PRC government departments.

(5)	For the purpose of this resolution:

“Relevant Period” means the period from the date of passing this resolution until whichever is the earliest of:

(i)	twelve months from the date of passing this resolution;

(ii)	the conclusion of the next annual general meeting of Sinopec Corp.; and

(iii)	the revocation or variation of the mandate granted under this resolution by special resolution of the shareholders in general meeting.

(6)
The Board of Directors of Sinopec Corp., subject to the approval of the relevant authorities of the PRC and in accordance with the Company Law of the PRC, be and is hereby authorised to increase the registered capital of Sinopec Corp. to the required amount upon the exercise of the powers pursuant to paragraph (1) above.

(7)
To authorise the Board of Directors to sign the necessary documents, complete the necessary formalities and take other necessary steps to complete the allotment and issue and listing of new shares, provided the same do not violate the relevant laws, administrative regulations, listing rules of the relevant stock exchanges and the Articles of Association.

(8)
Subject to the approval of the relevant PRC authorities, the Board of Directors of Sinopec Corp. is hereby authorised to make appropriate and necessary amendments to Article 20 and Article 23 of the Articles of Association after completion of the allotment and issue of new shares according to the method, type and number of the allotment and issue of new shares by Sinopec Corp. and the actual situation of the shareholding structure of Sinopec Corp. at the time of completion of the allotment and issue of new shares in order to reflect the alteration of the share capital structure and registered capital of Sinopec Corp. pursuant to the exercise of this mandate.”

8.
To review and approve the resolution regarding the issue of domestic corporate bonds in principal amount not exceeding RMB 20 billion within 24 months after the date of such resolution passed at Annual General Meeting. (Please refer to the circular for details.)

9.	To authorise the Board of Directors to deal with all matters in connection with the issue of domestic corporate bonds. (Please refer to the circular for details.)

10.	To review and approve the resolution regarding the amendments to the Articles of Association of Sinopec Corp.

According to the prevailing market conditions and the needs for further development of the business of Sinopec Corp, it is proposed to amend the relevant provisions relating to the business scope of Sinopec Corp. in Article 12 of Articles of Association (Please refer to the circular for details.)

11.
To authorise the Secretary to the Board to make further necessary amendments to the wording or sequence of the revised business scope mentioned in resolution 10 above based on the requirements of the approval authorities and the Administration for Industry and Commerce.

By Order of the Board China Petroleum & Chemical Corporation Chen Ge Secretary to the Board of Directors

Beijing, the PRC
10 April 2008

As at the date of this Announcement, the directors of Sinopec Corp are Messrs. Su Shulin*, Zhou Yuan*, Wang Tianpu#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Fan Yifei*, Yao Zhongmin*, Shi Wanpeng+, Liu Zhongli+ and Li Deshui+.

# Executive Directors
* Non-executive Directors
+ Independent Non-executive Directors Notes:

Notes:

1.           Eligibility for attending the Annual General Meeting

Holders of Sinopec Corp.’s H Shares whose names appear on the register of members maintained by Hong Kong Registrars Limited and holders of domestic shares whose names appear on the domestic shares register maintained by China Securities Registration and Clearing Company Limited Shanghai Branch Company at the close of business on Friday, 25 April 2008 are eligible to attend the Annual General Meeting.

To qualify for attendance and vote at the Annual General Meeting to be held on Monday, 26 May 2008, all transfers of H Shares accompanied by the relevant share certificates must be lodged with the Company’s Share Registrar in Hong Kong, Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong not later than 4:00 p.m. on Friday, 25 April 2008.

2.           Proxy

(1)
A member eligible to attend and vote at the Annual General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on its behalf. A proxy need not be a shareholder of Sinopec Corp.

(2)
A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or the authorisation document(s) must be notarised.

(3)
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of domestic shares, to the registered address of Sinopec Corp. and, in the case of holder of H Shares, to Hong Kong Registrars Limited, not less than 24 hours before the time designated for holding of the Annual General Meeting.

(4)	A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.

3.           Registration Procedures for Attending the Annual General Meeting

(1)
A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

(2)
Holders of H Shares and domestic shares intending to attend the Annual General Meeting should return the reply slip for attending the Annual General Meeting to Sinopec Corp. on or before Tuesday, 6 May 2008.

(3)	Shareholder may send the above reply slip to Sinopec Corp. in person, by post or by fax.

4.           Closure of Register of Members

   To determine the identity of shareholders of Sinopec Corp. entitled to attend and vote at the Annual General Meeting, the register of members of Sinopec Corp. will be closed from Friday, 25 April 2008 to Monday, 26 May 2008 (both days inclusive).

5.           Procedures for demanding a poll to vote on resolutions

   Subject to the rules of the stock exchanges to which the shares of Sinopec Corp. are listed, the following persons may demand a resolution to be decided on a poll, before or after a vote is carried out by a show of hands:

(1)	the chairman of the meeting;

(2)	at least two shareholders present in person or by proxy entitled to vote thereat; or

(3)
one or more shareholders (including authorised proxies of shareholders) present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting singly or in aggregate.

   Unless a poll is demanded, a declaration shall be made by the chairman that a resolution has been passed on a show of hands. The demand for a poll may be withdrawn by the person who demands the same.

6.           Other Business

(1)	The Annual General Meeting will not last for more than one working day. Shareholders who attend shall bear their own travelling and accommodation expenses.

(2)	The address of the Share Registrar of H Shares of Sinopec Corp., Hong Kong Registrars Limited is at 46th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong

(3)	The address of the Share Registrar for A Shares of Sinopec Corp., China Securities Registration and Clearing Company Limited Shanghai Branch Company is at 72 Pujian Road, Pudong District, Shanghai.

(4)	The registered address of Sinopec Corp. is at:

A6 Huixindong Street
Chaoyang District
Beijing 100029
The People’s Republic of China
Telephone No.: (+86) 10 6499 0060
Facsimile No.: (+86) 10 6499 0022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Chen Ge

Name: Chen Ge

Title: Secretary to the Board of Directors

Date: April 11, 2008